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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     INTERNATIONAL INTEGRATION INCORPORATED
               _________________________________________________

                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
               _________________________________________________

                         (Title of Class of Securities)

                                  459698 10 6
               _________________________________________________

                                 (CUSIP Number)



                            MICHAEL S. SIMON, ESQ.
                                RAZORFISH, INC.
                          107 GRAND STREET, 3rd FLOOR
                           NEW YORK, NEW YORK  10013
                                (212) 966-5960

               __________________________________________________

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                AUGUST 10, 1999
               _________________________________________________

            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

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CUSIP No. 459698 10 6                 13D                      PAGE 2 OF 7 PAGES
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(1)    Names of Reporting Person
       I.R.S. Identification No. of Above Person (Entities Only)

       RAZORFISH, INC., I.R.S. No. 13-3804503
--------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group              (a)  [  ]
                                                                     (b)  [  ]
--------------------------------------------------------------------------------
(3)    SEC Use Only

--------------------------------------------------------------------------------
(4)    Source of Funds
       00
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

       NOT APPLICABLE

--------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization

       DELAWARE
--------------------------------------------------------------------------------
 Number of Shares              (7)  Sole Voting Power
 Beneficially Owned by
 Each Reporting Person              0
 With                         --------------------------------------------------
                               (8)  Shared Voting Power

                                    11,918,539*  (52.1%)
                              -------------------------------------------------
                               (9)  Sole Dispositive Power

                                    0
                             --------------------------------------------------
                              (10)  Shared Dispositive Power

                                    0
                             --------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     11,918,539*
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares


-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     52.1%
-------------------------------------------------------------------------------
(14) Type of Reporting Person

     CO
-------------------------------------------------------------------------------

* This number includes 2,301,814 options exercisable within 60 days. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Razorfish, Inc. is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.


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Item 1.  Security and Issuer.
         --------------------

       This Schedule 13D relates to the common stock, par value $0.01 per share ("Common Stock"), of International Integration Incorporated, a Delaware corporation ("i-Cube"). The principal executive offices of i-Cube are located at 101 Main Street, Cambridge, Massachusetts 02142.

Item 2.  Identity and Background.
         ------------------------

       This Schedule 13D is filed by Razorfish, Inc., a Delaware corporation (the "Reporting Person"). The Reporting Person's principal business is providing digital communications solutions to businesses using digital technologies to enhance communications and interactions between people and companies. The address of the Reporting Person's principal office is 107 Grand Street, 3rd Floor, New York, New York 10013.

       The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of the Reporting Person are set forth on Exhibit 1 attached hereto and are incorporated herein by reference.

       During the last five years neither of the Reporting Person, nor, to the best of its knowledge, any of its directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

       No funds or other consideration were used to purchase any securities. This Schedule 13D is being filed because voting rights were acquired in connection with the transactions described in Item 4 below.

Item 4.  Purpose of Transaction.
         -----------------------

       Pursuant to the terms of an Agreement and Plan of Merger (the "Merger Agreement"), dated August 10, 1999, by and among the Reporting Person, Ray Merger Sub, Inc., a Delaware corporation ("Sub") and a wholly owned subsidiary of the Reporting Person, and i-Cube, providing, among other things, for the merger of Sub with and into i-Cube, with i-Cube as the surviving corporation and becoming a wholly owned subsidiary of the Reporting Person in the merger (the "Merger"), each of Sundar Subramaniam, Madhav Anand, Yannis Doganis, Edouard Aslanian, Michael Pehl, Lawrence P. Begley, James K. McCann, Jane Callanan, Maria A. Cirino, Thomas J. Meredith, Joseph M. Tucci, Gregory S. Young, John A. Young and Patrick J. Zilvitis (collectively, the "Stockholders") has, on August 10, 1999, entered into a voting agreement with the Reporting Person (collectively, the "Voting Agreements").

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          Pursuant to the Voting Agreements, each Stockholder has agreed that, provided that the Merger Agreement has not been previously terminated and the adoption of the Merger Agreement by the stockholders of i-Cube is being recommended by a majority of the members of the board of directors of i-Cube, it will vote its shares in favor of the adoption of the Merger Agreement, the Merger and the approval of the transactions contemplated by the Merger Agreement at every meeting of the stockholders of i-Cube called with respect thereto. As required by each of the Voting Agreements, each Stockholder has executed the Proxy To Vote Stock Of i-Cube, attached as Exhibit A to the Voting Agreements, designating Jeffrey A. Dachis and Michael S. Simon, each an executive officer of the Reporting Person, to vote its shares as to the matters referred to in the Voting Agreements.

          Pursuant to the Voting Agreements, each Stockholder has also agreed not to transfer, sell, exchange, or pledge or otherwise dispose of or encumber (collectively, a "Transfer") its shares, prior to the earlier of the consummation of the Merger and the date the Merger Agreement is terminated, if that Transfer would result in the failure to obtain poooling of interests accounting treatment for the Merger.

          The consummation of the Merger is subject to approval by i-Cube's and the Reporting Person's stockholders, pooling of interests accounting treatment and the receipt of certain regulatory approvals, including expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and other customary closing conditions.

          Except as disclosed in this Item 4, the Reporting Person does not have any current plans or proposals that relate to or would result in any of the events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

          The foregoing response to this Item 4 is qualified in its entirety by reference to the Voting Agreement, the full text of which is filed as Exhibit 2 hereto, and the Merger Agreement, the full text of which is filed as Exhibit 3 hereto, and both agreements are incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------
       (a) The responses of the Reporting Person to Rows (7) through (13) of the cover page of this statement on Schedule 13D are incorporated herein by reference. As of August 10, 1999, the Reporting Person did not own any shares of the Common Stock of i-Cube.

       Except as disclosed in this Item 5(a), none of the Reporting Person, nor, to the best of its knowledge, any of its directors or executive officers, beneficially owns any shares of the Common Stock of i-Cube.

       (b) The responses of the Reporting Person to (i) Rows (7) through (13) of the cover pages of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference. As further described in Item 4, the Stockholders and the Reporting Person have entered into the Voting Agreements with respect to the voting of shares of Common Stock. Pursuant to the terms of such arrangement, the Reporting Person may be

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deemed to have the power to direct the vote with respect to the 11,918,539 shares of Common Stock of i-Cube beneficially owned by the Stockholders.

       Except as disclosed in this Item 5(b), none of the Reporting Person, nor to the best of its knowledge, any of its directors or executive officers, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the shares of Common Stock or other securities of i-Cube which they may be deemed to beneficially own.

       (c) Except as disclosed in Item 4 hereof, none of the Reporting Person, nor, to the best of its knowledge, any of its directors or executive officers, has effected any transaction in the Common Stock of i-Cube during the past 60 days.

       (d)  Not applicable.

       (e)  Not applicable.

       Neither the filing of this Schedule 13D or any amendment thereto, nor anything contained herein is intended as, or should be construed as, an admission that the Reporting Person is the "beneficial owner" of any shares of Common Stock or other securities of i-Cube.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

       The response to Item 4 hereof is incorporated herein by reference.
Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of i-Cube.


Item 7.     Material to Be Filed as Exhibits.
            ---------------------------------

Exhibit 1 The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of the Reporting Person

Exhibit 2 Form of Voting Agreement entered into by the Reporting Person and each of the Stockholders on August 10, 1999

Exhibit 3 Agreement and Plan of Merger, dated August 10, 1999, by and among the Reporting Person, Ray Merger Sub, Inc. and i-Cube


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                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                RAZORFISH, INC.



Dated:  August 19, 1999                 /s/   Sue Black
                                        ----------------
                                        Name:  Sue Black
                                        Title: Chief Financial Officer

                                       6
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                                 EXHIBIT INDEX

Exhibit No.
-----------


Exhibit 1 The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of the Reporting Person

Exhibit 2 Form of Voting Agreement entered into by the Reporting Person and each of the Stockholders on August 10, 1999

Exhibit 3 Agreement and Plan of Merger, dated August 10, 1999, by and among the Reporting Person, Ray Merger Sub, Inc. and i-Cube

                                       7